VIA EDGAR

September 27, 2016

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs

Re:	Mimecast Limited

Registration Statement on Form F-1 (SEC File No. 333-213598)

Dear Ms. Jacobs:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Mimecast Limited that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on September 28, 2016 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed 3,139 copies of the Preliminary Prospectus dated September 26, 2016 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

(Signature pages follow.)

Very truly yours, J.P. MORGAN SECURITIES LLC BARCLAYS CAPITAL INC. As Representatives of the several underwriters J.P. MORGAN SECURITIES LLC

By:	/s/ Paul J. Mulé
Name: Paul J. Mulé Title: Vice President

Signature Page—Underwriters’ Acceleration Request

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale Title: Vice President

Signature Page—Underwriters’ Acceleration Request